UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-147178

UCI INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

14601 Highway 41 North
Evansville, Indiana 47725
(812) 867-4156
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Floating Rate Senior PIK Notes due 2013
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, UCI International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 26, 2011	UCI INTERNATIONAL, INC.

	By:	/s/ Keith A. Zar
	Name:	Keith A. Zar
	Title:	Vice President, General Counsel and Secretary